IN THE MATTER OF SECTION 291 OF THE BRITISH COLUMBIA BUSINESS

CORPORATIONS ACT, S.B.C. 2002, C.57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING
ESPERANZA RESOURCES CORP.

ESPERANZA RESOURCES CORP.

PETITIONER

ORDER MADE AFTER APPLICATION
(INTERIM ORDER)

ON THE APPLICATION of the Petitioner, Esperanza Resources Corp. ("Esperanza") for an Interim Order pursuant to its Petition filed on 25/July/2013, without notice and coming on for hearing at 800 Smithe Street, Vancouver, British Columbia on 25/July/2013 and on hearing Michael L. Bromm, counsel for Esperanza, and upon reading the Affidavit No. 1 of Greg D. Smith made 24/July/ 2013 (the "Smith Affidavit"), and upon being informed that that it is the intention of Alamos Gold Inc. to rely upon Section 3(a)(10) of the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), to issue, based on the Court's approval of the Arrangement, warrants to acquire Alamos common shares to holders of Esperanza securities who are resident in the United States in exchange for Esperanza securities in accordance with the Plan of Arrangement, without registration under the U.S. Securities Act,

THIS COURT ORDERS that:

DEFINITIONS

1.

As used in this Order, unless otherwise defined, terms beginning with capital letters will have the respective meanings set out in the notice of meeting relating to the special meeting of the shareholders of Esperanza (the "Notice") and accompanying management information circular of Esperanza (the "Information Circular"), attached as Exhibit "A" to the Smith Affidavit.

SPECIAL MEETING

2.

Pursuant to section 291(2)(b)(i) and section 289(1)(a)(i) and (e) of the Business Corporations Act (British Columbia) ("BCBCA"), Esperanza is authorized and directed to call, hold and conduct a special meeting (the "Meeting") of the holders of Esperanza Shares ("Esperanza Shareholders"), to be held at Suite 1400, 400 Burrard Street, Vancouver, British Columbia on August 27, 2013 at 10:00 a.m. (Vancouver time) to, inter alia, consider and, if deemed advisable, to pass, with or without variation, a special resolution (the "Arrangement Resolution") approving and adopting in accordance with section 289(1)(a)(i) and (e) of the BCBCA an arrangement substantially as contemplated in the Plan of Arrangement (the "Arrangement"), a draft of which special resolution is attached as Appendix "A" to the Information Circular.

3.

The Meeting will be called, held and conducted in accordance with the BCBCA, the Notice, the Information Circular, the constating documents of Esperanza and applicable securities laws, subject to the terms of this Interim Order and any further Order of this Court, and the rulings and directions of the Chair of the Meeting, such rulings and directions not to be inconsistent with this Interim Order, and to the extent of any inconsistency (including any inconsistency between this Interim Order and the terms of any instrument creating or governing or collateral to the Esperanza Shares) this Interim Order will govern or, if not specified in the Interim Order, the Information Circular will govern.

AMENDMENTS

4.

Esperanza is authorized, subject to the Arrangement Agreement, to make such amendments, modifications or supplements to the Arrangement, the Plan of Arrangement, the Arrangement Agreement and the Notice as it may determine, without any additional notice to or authorization of the Esperanza Shareholders or further orders of this Court. The Arrangement, the Plan of Arrangement, the Arrangement Agreement and the Notice as so amended, modified or supplemented, will be the Arrangement, the Plan of Arrangement, the Arrangement Agreement and the Notice to be submitted to Esperanza Shareholders at the Meeting, as applicable, and the subject of the Arrangement Resolution.

ADJOURNMENTS AND POSTPONEMENTS

5.

Notwithstanding the provisions of the BCBCA and the articles of Esperanza, the board of directors of Esperanza (the "Esperanza Board"), subject to the Arrangement Agreement, will be entitled to adjourn or postpone the Meeting by resolution on one or more occasions without the necessity of first convening the Meeting or first obtaining any vote of the Esperanza Shareholders respecting the adjournment or postponement, and without the need for approval of this Court. Notice of any such adjournment or postponement will be given by press release, newspaper advertisement or notice sent to the Esperanza Shareholders by one of the methods specified in paragraph 8 of this Interim Order, as determined to be the most appropriate method of communication by the Esperanza Board.

RECORD DATE

6.

The record date for determining Esperanza Shareholders entitled to receive the Notice, the Information Circular and the form of proxy and Voting Information Form for use by the Esperanza Shareholders (collectively, the "Meeting Materials") will be 5:00 p.m. on July 25, 2013 (the "Record Date"), as previously approved by the Esperanza Board and published by Esperanza, and the Record Date will remain the same despite any adjournments of the Meeting.

NOTICE OF SPECIAL MEETING

7.

The Information Circular is hereby deemed to represent sufficient and adequate disclosure, including for the purpose of section 290(1)(a) of the BCBCA, and Esperanza will not be required to send to the Esperanza Shareholders any other or additional statement pursuant to section 290(1)(a) of the BCBCA.

8.

The Meeting Materials, with such amendments or additional documents as counsel for Esperanza may advise are necessary or desirable, and as are not inconsistent with the terms of this Interim Order, will be sent:

(a)

to Registered Esperanza Shareholders, determined as at the Record Date, at least twenty-one (21) days prior to the date of the Meeting, excluding the date of mailing or delivery, by prepaid ordinary mail or by delivery in person or by recognized courier service, addressed to the Registered Esperanza Shareholder at its address as it appears in Esperanza's central securities register as at the Record Date;

(b)

to beneficial Esperanza Shareholders (those whose names do not appear in the central securities register of Esperanza), by providing, in accordance with National Instrument 54-101 - Communications with Beneficial Owners of Securities of a Reporting Issuer, the requisite number of copies of the Meeting Materials to intermediaries and registered nominees to facilitate the distribution of the Meeting Materials to beneficial Esperanza Shareholders;

(c)

at any time by email or facsimile transmission to any Esperanza Shareholder who identifies himself or herself to the satisfaction of Esperanza (acting through its representatives), who requests such email or facsimile transmission and, if required by Esperanza, agrees to pay the charges related to such transmission; and,

(d)

to the directors and auditor of Esperanza by prepaid ordinary mail or by delivery in person or by recognized courier service or by email or facsimile transmission at least twenty-one (21) days prior to the date of the Meeting, excluding the date of mailing, delivery or transmission;

and substantial compliance with this paragraph will constitute good and sufficient notice of the Meeting.

9.

The Meeting Materials need not be sent to Registered Esperanza Shareholders where mail previously sent to such holders by Esperanza or its registrar and transfer agent has been returned to Esperanza or its registrar and transfer agent on at least two previous consecutive occasions.

10.

The Information Circular (including the Notice and the Interim Order) with such amendments or additional documents as counsel for Esperanza may advise are necessary or desirable, and as are not inconsistent with the terms of this Interim Order (the "Option/Warrant/RSU Materials"), will be sent to the holders of Esperanza Options (the "Esperanza Optionholders"), holders of Esperanza Warrants ("Esperanza Warrantholders"), and holders of Esperanza RSUs as at the Record Date by any method permitted for service to Registered Esperanza Shareholders not later than twenty-one (21) days before the Meeting and such mailing, delivery and distribution shall constitute good and sufficient notice of the application and of the hearing in respect of the application upon such persons.

11.

Accidental failure of or omission by Esperanza to give notice to any one or more Esperanza Shareholders, or to any of the persons discussed in paragraph 10 of this Interim Order, or the non-receipt of such notice, or any failure or omission to give such notice as a result of events beyond the reasonable control of Esperanza (including, without limitation, any inability to use postal services) will not constitute a breach of this Interim Order or a defect in the calling of the Meeting and will not invalidate any resolution passed or proceeding taken at the Meeting, but if any such failure or omission is brought to the attention of Esperanza, then it will use commercially reasonable efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

DEEMED RECEIPT OF NOTICE

12.

The Meeting Materials and any amendments, modifications, updates or supplements to the Meeting Materials, and any notice of adjournment or postponement of the Meeting, will be deemed to have been received,

(a)

in the case of mailing, at the time specified in section 6 of the BCBCA;

(b)

in the case of delivery in person, upon receipt thereof at the intended recipient's address or, in the case of delivery by courier, one (1) business day after receipt by the courier;

(c)

in the case of transmission by email or facsimile, upon the transmission thereof;

(d)

in the case of advertisement, at the time of publication of the advertisement;

(e)

in the case of electronic filing on SEDAR, upon receipt by Esperanza from SEDAR of confirmation of filing; and

(f)

in the case of beneficial Esperanza Shareholders, three (3) days after delivery thereof to intermediaries and registered nominees.

UPDATING MEETING MATERIALS

13.

Notice of any amendments, Modifications, updates or supplements to any of the information provided in the Meeting Materials or the Option/Warrant/RSU Materials may be communicated, at any time prior to the Meeting, to the Esperanza Securityholders or to any of the persons mentioned in para. 10 of this Order, by news release, newspaper advertisement or by notice sent by any of the means set forth in paragraph 8, as determined to be the most appropriate method of communication by the Esperanza Board.

PERMITTED ATTENDEES

14.

The only persons entitled to attend the Meeting will be:

(a)

the Esperanza Shareholders as at 5:00 p.m. (Vancouver time) on the Record Date, or their respective proxyholders;

(b)

directors, officers, auditors and advisors of Esperanza;

(c)

directors, officers and advisors of Alamos and Subco; and,

(d)

other persons with the prior permission of the Chair of the Meeting;

and the only persons entitled to vote at the Meeting will be the Registered Esperanza Shareholders.

SOLICITATION OF PROXIES

15.

Esperanza is authorized to use the form of proxy in substantially the same form as is attached as Exhibit "C" to the Smith Affidavit, subject to Esperanza's ability to insert dates and other relevant information in the final form thereof and to make other non-substantive changes and changes legal counsel advise are necessary or appropriate. Esperanza is authorized, at its expense, to solicit proxies directly and through its officers, directors and employees, and through such agents or representatives as it may retain for that purpose and by mail, telephone or such other form of personal or electronic communication as it may determine.

16.

The procedures for the use of proxies at the Meeting and revocation of proxies will be as set out in the Notice and the Information Circular.

17.

Esperanza may in its discretion generally waive the time limits for the deposit of proxies by Esperanza Shareholders if Esperanza deems it advisable to do so, such waiver to be endorsed on the proxy by the initials of the Chair of the Meeting.

QUORUM AND VOTING

18.

At the Meeting, votes will be taken on the following bases:

(a)

each registered Esperanza Shareholder whose name is entered on the central securities register of Esperanza, determined as at 5:00 p.m. (Vancouver time) on the Record Date, is entitled to one (1) vote for each Esperanza Share registered in his/her/its name;

(b)

the requisite and sole approvals required to pass the Arrangement Resolution will be the affirmative vote of:

(i)

at least two-thirds of the total votes cast by the Esperanza Shareholders present in person or by proxy and entitled to vote at the Meeting; and

(ii)

a simple majority of the total votes cast on the Arrangement Resolution by Esperanza Shareholders present in person or by proxy and entitled to vote at the Meeting, excluding Esperanza Shareholders the votes of which are required to be excluded from the "minority approval" vote under Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions;

in each case, excluding from the count of total votes cast any spoiled, illegible and/or defective ballots and abstentions; and,

(c)

a quorum at the Meeting will be two persons, each of whom is or represents by proxy an Esperanza Shareholder entitled to vote at the meeting, provided that, if a quorum is not reached within half an hour of the opening of the Meeting, the Meeting will stand adjourned to be reconvened without further notice on a day in the next week as determined by the Chair of the Meeting at the same time and place and, if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the Meeting, the person or persons present and being, or representing by proxy, one or more Esperanza Shareholders entitled to attend and vote at the Meeting shall  constitute a quorum.

SCRUTINEER

19.

The scrutineer for the Meeting will be Computershare Investor Services Inc. (acting through its representatives for that purpose). The duties of the scrutineer will include:

(a)

reviewing and reporting to the Chair on the deposit and validity of proxies;

(b)

reporting to the Chair on the quorum of the Meeting;

(c)

reporting to the Chair on the polls taken or ballots cast, if any, at the Meeting; and,

(d)

providing to Esperanza and to the Chair written reports on matters related to their duties.

DISSENT RIGHTS

20.

Each Registered Esperanza Shareholder is granted rights to dissent ("Dissent Rights") in respect of the Arrangement Resolution, in accordance with Division 2 of Part 8 of the BCBCA, as modified by the Plan of Arrangement, this Interim Order, and the Final Order, including that:

(a)

any Registered Esperanza Shareholder intending to exercise the Dissent Rights must give a written notice of dissent (a "Dissent Notice") to Esperanza, Suite 1400, 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6, Attention: General Counsel, by 10 a.m. (Vancouver time) on the date that is at least two Business Days prior to the date of the Esperanza Meeting or any date to which the Esperanza Meeting may be postponed;

(b)

Registered Esperanza Shareholders who exercise such rights of dissent and who:

(i)

are ultimately entitled to be paid fair value for their Esperanza Shares, which fair value shall be the fair value of such shares immediately before the approval of the Arrangement Resolution, shall be paid an amount equal to such fair value by Esperanza, which fair value shall be determined in accordance with the procedures applicable to the payout value set out in sections 244 and 245 of the BCBCA except that Alamos or Subco may enter into the agreement with registered holders who exercise such Dissent Rights and apply to the Court, all as contemplated under sections 244 and 245 of the BCBCA, in lieu of Esperanza; and

(ii)

are ultimately not entitled, for any reason, to be paid fair value for their Esperanza Shares, shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting registered holder of Esperanza Shares and shall be entitled to receive only the consideration contemplated in section 3.1(d) of the Plan of Arrangement that such holder would have received pursuant to the Arrangement if such registered holder had not exercised Dissent Rights.

(c)

For greater certainty, none of Esperanza, Alamos, Subco, nor any other person will be required to recognize a Dissenting Shareholder as a registered or beneficial shareholder of Esperanza Shares after the time that is immediately prior to the Effective Time, and the names of such Dissenting Shareholders will be deleted from the central securities register of Esperanza as holders of Esperanza Shares at the Effective Time.

APPLICATION FOR FINAL ORDER

21.

Esperanza will include in the Circular a copy of the Notice of Petition herein, in substantially the form attached as Exhibit "B" to the Smith Affidavit, and the text of this Interim Order (collectively, the "Court Materials"), and such Court Materials will be deemed to have been served at the times specified in accordance with paragraph 8 and/or 12 of this Interim Order, whether such persons reside within British Columbia or within another jurisdiction.

22.

The form of Notice of Petition attached as "Exhibit "B" to the Smith Affidavit is hereby approved as the form of notice for the hearing of the application for the Final Order.

23.

The persons entitled to appear and be heard at any hearing to sanction and approve the Arrangement, will be only:

(a)

Esperanza;

(b)

Alamos;

(c)

Subco; and,

(d)

Esperanza Securityholders and other persons who have served and filed a Response to Petition and have otherwise complied with the Supreme Court Civil Rules and paragraph 25 of this Interim Order.

24.

The sending of the Meeting Materials in the manner contemplated by paragraph 8 will constitute good and sufficient service and no other form of service need be effected and no other material need be served on such persons in respect of these proceedings, except with respect to any person who will:

(a)

file a Response to Petition, in the form prescribed by the Supreme Court Civil Rules, together with any evidence or material which is to be presented to the Court at the hearing of the Application; and

(b)

deliver the filed Response to Petition together with a copy of any evidence or material which is to be presented to the Court at the hearing of the Application, to Esperanza's counsel at:

Stikeman Elliott LLP

Barristers and Solicitors

1700 - 666 Burrard Street

Vancouver, British Columbia V6C 2X8

Attention: Michael L. Bromm

by or before 4:00 p.m. (Vancouver time) on August 27, 2013.

25.

Upon the approval by the Esperanza Shareholders of the Arrangement Resolution, in the manner set forth in this Interim Order, Esperanza may apply to this Court (the "Application") for an Order:

(a)

pursuant to section 291(4) (a) of the BCBCA approving the Arrangement; and

(b)

pursuant to section 291(4) (c) of the BCBCA declaring that the Arrangement is fair and reasonable to the Esperanza Securityholders;

(the "Final Order")

and the hearing of the Application will be held on August 29, 2013 at 9:45 a.m. (Vancouver time) at the Courthouse at 800 Smithe Street, Vancouver, British Columbia or as soon thereafter as the Application can be heard or at such other date and time as this Court may direct.

26.

In the event that the hearing of the Application is adjourned, then only those persons who filed and delivered a Response to Petition in accordance with paragraph 25 of this Order need be served and provided with notice of the adjourned hearing date.

VARIANCE

27.

Esperanza will be entitled, at any time, to apply to vary this Interim Order.

28.

Rules 8-1 and 16-1(8) - (12) will not apply to any further applications in respect of this proceeding, including the application for the Final Order and any application to vary this Interim Order.

THE FOLLOWING PARTIES APPROVE THE FORM OF THIS ORDER AND CONSENT TO EACH OF THE ORDERS, IF ANY, THAT ARE INDICATED ABOVE AS BEING BY CONSENT:

Signature of Lawyer for the Petitioner,

Esperanza Resources Corp.

Lawyer: Michael L. Bromm

No.

Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 288 OF THE BRITISH COLUMBIA

BUSINESS CORPORATIONS ACT, S.B.C. 2002, C. 57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING

ESPERANZA RESOURCES CORP.

ESPERANZA RESOURCES CORP.

PETITIONER

ORDER MADE AFTER APPLICATION
(INTERIM ORDER)

STIKEMAN ELLIOTT LLP

Barristers and Solicitors 1700 - 666

Burrard Street Vancouver, B.C.

V6C 2X8

Telephone 604) 631-1300

Fax: (604) 681-1825

File: 134016.1002

Attention: Michael Bromm

No. S-135575

Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 291 OF THE BRITISH COLUMBIA BUSINESS
CORPORATIONS ACT, S.B.C. 2002, C.57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING
ESPERANZA RESOURCES CORP.

ESPERANZA RESOURCES CORP.

PETITIONER

NOTICE OF PETITION

TO:

The holders of the securities of Esperanza Resources Corp. ("Esperanza").

AND TO:

Alamos Gold Inc. ("Alamos")

AND TO:

0975064 B.C. Ltd. ("Subco")

NOTICE IS HEREBY GIVEN that Esperanza has filed a Petition to the Court in the Supreme Court of British Columbia for approval, pursuant to section 291 of the Business Corporations Act, S.B.C. 2002 c. 57 and amendments thereto, of an arrangement contemplated in an Arrangement Agreement dated July 12, 2013 involving Esperanza, Alamos and Subco (the "Arrangement").

NOTICE IS FURTHER GIVEN that by Order of Master Baker, a master of the Supreme Court of British Columbia, dated 25 July 2013, the Court has given directions by means of an interim order (the "Interim Order") as to the calling of a meeting (the "Meeting") of the registered holders of common shares of Esperanza ("Esperanza Shareholders") for the purpose of, among other things, considering and voting upon the special resolution to approve the Arrangement.

NOTICE IS FURTHER GIVEN that if the Arrangement is approved at the Meeting, Esperanza intends to apply to the Supreme Court of British Columbia for a final order (the "Final Order") declaring the Arrangement to be fair and reasonable to the Esperanza Shareholders and the holders of Esperanza options, warrants, and Restricted Shares Units (collectively, the "Esperanza Securityholders") and accordingly approving it, which application will be heard at the courthouse at 800 Smithe Street, in the City of Vancouver, in the Province of British Columbia on August 29, 2013 at 9:45 a.m. (Vancouver local time) or so soon thereafter as counsel may be heard or at such other date and time as the Court may direct.

NOTICE IS FURTHER GIVEN that the Court has been advised that, if granted, the Final Order approving the Arrangement and the declaration that the Arrangement is fair to the Esperanza Securityholders will constitute the basis for an exemption from the registration requirements under the United States Securities Act of 1933, pursuant to section 3(a)(10) thereof, upon which the parties will rely for the issuance and exchange of securities in connection with the Arrangement.

IF YOU WISH TO BE HEARD AT THE HEARING OF THE APPLICATION FOR THE FINAL ORDER OR WISH TO BE NOTIFIED OF ANY FURTHER PROCEEDINGS, YOU MUST GIVE NOTICE OF YOUR INTENTION by filing a form entitled "Response to Petition" together with any evidence or materials which you intend to present to the Court at the Vancouver Registry of the Supreme Court of British Columbia and YOU MUST ALSO DELIVER a copy of the Response to Petition and any other evidence or materials to the Petitioner's address for delivery, which is set out below, on or before 4:00 p.m. (Vancouver time) on August 27, 2013.

YOU OR YOUR SOLICITOR may file the Response to Petition. You may obtain a form of Response to Petition at the Registry. The address of the Registry is 800 Smithe Street, Vancouver, British Columbia, V6Z 2E1.

IF YOU DO NOT FILE A RESPONSE TO PETITION AND ATTEND EITHER IN PERSON OR BY COUNSEL at the time of the hearing of the application for the Final Order, the Court may approve the Arrangement, as presented, or may approve it subject to such terms and conditions as the Court deems fit, all without further notice to you. If the Arrangement is approved, it will affect the rights of Esperanza Securityholders.

A copy of the Petition to the Court and the other documents that were filed in support of the Interim Order and will be filed in support of the Final Order will be furnished to any Esperanza Securityholder upon request in writing addressed to the solicitors of Esperanza at the address for delivery set out below.

The Petitioner's address for delivery is:

Stikeman Elliott LLP

Barristers and Solicitors

1700 - 666 Burrard Street

Vancouver, BC V6C 2X8

Attention: Michael L. Bromm

DATED this 25th day of July, 2013.

Solicitor for the Petitioner